UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Nine Months ended March 31, 2002

Commission File Number **0-20281**

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE
(Jurisdiction of incorporation or organization)

31 International Business Park
Creative Resource
Singapore 609921
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F **X** Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No **X**

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 **N/A**

TABLE OF CONTENTS

PART I - FINANCIAL INFORMATION

PART I - FINANCIAL INFORMATION
ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.
CONSOLIDATED BALANCE SHEETS

(In US$'000, except per share data)

	March 31, 2002 (Unaudited)	June 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 195,567	$ 168,157
Marketable equity securities	2,386	3,581
Accounts receivable, net	83,675	94,445
Inventory	116,294	155,550
Other assets and prepaids	18,684	19,476
Total current assets	**416,606**	**441,209**
Property and equipment, net	100,614	110,535
Investments	133,157	118,330
Other non-current assets	2,980	3,906
Total Assets	**$ 653,357**	**$ 673,980**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 86,685	$ 88,691
Accrued liabilities	77,185	98,135
Income taxes payable	40,493	47,601
Current portion of long term obligations and others	19,504	3,602
Total current liabilities	**223,867**	**238,029**
Long term obligations	3,910	22,560
Minority interest in subsidiaries	11,057	31,505
Shareholders' equity:		
Ordinary shares ('000); S$0.25 par value;		
Authorized: 200,000 shares		
Outstanding: 72,320 and 73,944 shares	6,683	6,914
Additional paid-in capital	228,758	209,555
Unrealized holding gains on quoted investments	41,838	22,249
Deferred share compensation expense	(4,237)	(5,711)
Retained earnings	141,481	148,879
Total shareholders' equity	**414,523**	**381,886**
Total Liabilities and Shareholders' Equity	**$ 653,357**	**$ 673,980**

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$' 000, except per share data)

(Unaudited)

	Three months ended March 31,		Nine months ended March 31,	
	2002	**2001**	**2002**	**2001**
Sales, net	$ 193,385	$ 262,009	$ 623,333	$ 992,753
Cost of goods sold	129,209	199,622	421,091	724,025
Gross profit	**64,176**	**62,387**	**202,242**	**268,728**
Operating expenses:				
Selling, general and administrative	38,737	54,664	127,307	182,180
Research and development	8,412	11,380	27,500	41,591
Restructuring and other charges	-	22,814	-	22,814
Total operating expenses	**47,149**	**88,858**	**154,807**	**246,585**
Operating income (loss)	**17,027**	**(26,471)**	**47,435**	**22,143**
Gain (loss) from investments, net	128	(75,360)	(15,569)	(72,502)
Interest income and other, net	151	1,090	2,866	2,233
Income (loss) before income taxes and minority interest	**17,306**	**(100,741)**	**34,732**	**(48,126)**
Provision for income taxes	(1,703)	-	(4,686)	(8,409)
Minority interest in income	(423)	(289)	(1,407)	(398)
Net income (loss)	**$ 15,180**	**$ (101,030)**	**$ 28,639**	**$ (56,933)**
Basic earnings (loss) per share:	$ 0.21	$ (1.27)	$ 0.39	$ (0.72)
Weighted average ordinary shares outstanding ('000)	72,134	79,299	72,784	79,370
Diluted earnings (loss) per share:	$ 0.20	$ (1.27)	$ 0.38	$ (0.72)
Weighted average ordinary shares and equivalents outstanding ('000)	76,323	79,299	74,704	79,370

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$'000)
(Unaudited)

	Nine Months Ended March 31, 2002	Nine Months Ended March 31, 2001
Cash flows from operating activities:		
Net income (loss)	$ 28,639	$ (56,933)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	18,515	21,789
Deferred stock compensation amortization	1,859	2,554
Minority interest in income	1,407	397
Equity share in loss (income) of unconsolidated investments	89	(33)
Write downs of investments and other non-current assets	20,030	139,207
Gain from investments, net	(4,912)	(50,773)
Changes in assets and liabilities, net:		
Accounts receivable	10,770	2,410
Inventory	39,256	37,207
Marketable securities	1,195	18,642
Other assets and prepaids	698	18,397
Accounts payable	(2,006)	(115,420)
Accrued and other liabilities	(20,950)	(20,139)
Income taxes payable	(7,108)	(2,679)
Net cash provided by (used in) operating activities	**87,482**	**(5,374)**
Cash flows from investing activities:		
Capital expenditures, net	(6,552)	(22,633)
Proceeds from sale of quoted investments	13,293	86,439
Purchase of investments	(23,649)	(100,109)
Increase in other assets, net	(1,152)	(13,055)
Net cash used in investing activities	**(18,060)**	**(49,358)**
Cash flows from financing activities:		
Decrease in minority shareholders' loan and equity balance	(66)	(273)
Buyout of subsidiary's preference shares issued to minority interest	(10,000)	-
Proceeds from exercise of ordinary share options	6,798	7,981
Repurchase of ordinary shares	(18,013)	(51,446)
Repayments of long-term obligations, net	(2,707)	(3,578)
Dividends paid	(18,024)	(39,414)
Dividends paid to minority interest	-	(155)
Net cash used in financing activities	**(42,012)**	**(86,885)**
Net increase (decrease) in cash and cash equivalents	**27,410**	**(141,617)**
Cash and cash equivalents at beginning of year	168,157	285,757
Cash and cash equivalents at end of the period	**$ 195,567**	**$ 144,140**
Supplemental disclosure of cash flow information:		
Interest paid	$ 392	$ 145
Income taxes paid	$ 11,793	$ 11,089

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. ("Creative") have been prepared on a consistent basis with the June 30, 2001 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative's 2001 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three and nine months period ended March 31, 2002 are not necessarily indicative of the results to be expected for the entire year. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars ("US$" or "$") and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars ("S$").

NOTE 2 – ADOPTION OF EMERGING ISSUES TASK FORCE ISSUE NO. 01-9

For the quarter ended March 31, 2002, Creative has adopted Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-9 provides that consideration from a vendor to a reseller of the vendor's products is generally presumed to be an adjustment to the selling prices of the vendor's products and, therefore, should be classified as a reduction of revenue. Creative had previously classified certain consideration paid to distributors and resellers of its products as selling, general and administrative expense, which under the new EITF 01-9 would have to be accounted as a reduction of revenue. Creative has reclassified these expenses from selling, general and administrative expense to a reduction of revenue for the prior periods to conform to the current quarter's presentation. The reclassification has no impact on the operating income (loss) as reported. The impact of the reclassification from selling, general and administrative expense to reduction of revenue for the three and nine months ended March 31, 2002 and March 31, 2001 are as follows (US$'000):

	Three months ended March 31,		Nine months ended March 31,	
	2002	**2001**	**2002**	**2001**
Before reclassification:				
Sales, net	$ 194,362	$ 263,030	$ 627,554	$ 994,424
Selling, general and administrative expense	39,714	55,685	131,528	183,851
After reclassification:				
Sales, net	193,385	262,009	623,333	992,753
Selling, general and administrative expense	38,737	54,664	127,307	182,180

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$'000):

	March 31, 2002	June 30, 2001
Raw materials	$ 40,219	$ 66,509
Work in progress	9,132	6,882
Finished products	66,943	82,159
	$ 116,294	$ 155,550

NOTE 4 – INVESTMENTS

In March 2002, Creative announced a definitive agreement under which Creative will acquire 3Dlabs Inc., Ltd. for a combination of $1.20 per share in cash and $2.40 per share in Creative stock for each share of 3Dlabs. The cost to acquire those shares that Creative does not already own is estimated at $34.6 million in cash and $69.1 million of Creative stock for a total of $103.7 million. These dollar amounts of Creative shares and cash are fixed; however, the number of Creative shares to be issued will be determined by the average closing sale price of Creative shares on the NASDAQ exchange over a ten-day period which will end five days prior to 3Dlabs' shareholder approval meeting. Assuming that the average closing sale price of Creative is $12.15 per share, based on the closing as of Friday, March 28, 2002, this would represent approximately 5.7 million Creative shares to be issued. The total number of Creative shares issued to 3Dlabs' shareholders shall be subject to a cap of approximately 10 million Creative shares.

On an approximate basis, Creative presently owns 1.8 million shares of 3Dlabs' currently issued share capital of 30.6 million shares. In addition, Creative owns warrants and convertible notes which, when exercised and converted, would provide an additional 10.1 million shares and give Creative an approximate 29% beneficial ownership of the then-total outstanding 3Dlabs shares. As at March 31, 2002, these investments in shares, warrants and convertible notes amounted to $17.9 million.

Completion of the transaction is subject to customary closing conditions, including approval by 3Dlabs' shareholder vote and regulatory and governmental approvals. Following completion of the transaction, 3Dlabs will become a wholly owned subsidiary of Creative.

NOTE 5 – NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share", Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in '000):

	Three months ended March 31,		Nine months ended March 31,	
	2002	2001	2002	2001
Weighted average ordinary shares outstanding	72,134	79,299	72,784	79,370
Weighted average dilutive stock options outstanding	4,189	-	1,920	-
Weighted average ordinary shares and equivalent outstanding	**76,323**	**79,299**	**74,704**	**79,370**

For the three-month and nine-month period ended March 31, 2001, approximately 1.4 million and 2.6 million potentially dilutive shares were excluded from the determination of diluted net loss per share, as the effect of such shares on a weighted average basis is anti-dilutive.

NOTE 6 - INCOME TAXES

Provision for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. The effective income tax rate is based on the mix of income arising from various geographical regions and the utilization of non Singapore net operating losses. As a result, Creative's overall effective rate of tax is subject to changes based on the international source of income before tax. Creative's Pioneer Certificate expired in March 2000. Creative has applied for a separate and new Pioneer Certificate covering a new range of products. If Creative is awarded this new Pioneer Certificate, the effective tax rate will be reduced as profits from qualified products under the new Pioneer Certificate will be exempted from tax in Singapore. The Singapore corporate income tax rate is currently at 24.5%.

NOTE 7 - COMPREHENSIVE INCOME

The components of total comprehensive income (loss) are as follows (in US$'000):

	Three months ended March 31,		Nine months ended March 31,	
	2002	2001	2002	2001
Net income (loss)	$ 15,180	$ (101,030)	$ 28,639	$ (56,933)
Unrealized gain (loss) on quoted investments	25,695	10,749	19,589	(157,881)
Total comprehensive income (loss)	**$ 40,875**	**$ (90,281)**	**$ 48,228**	**$ (214,814)**

NOTE 8 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price
Year ended June 30, 1999	10.0	$14
Year ended June 30, 2000	5.9	$17
Year ended June 30, 2001	7.7	$12
Quarter ended September 30, 2001	1.5	$7
Quarter ended December 31, 2001	1.2	$7
Quarter ended March 31, 2002	-	-
Total	**26.3**	**$13**

At the 2001 Annual General Meeting ("AGM") held on October 31, 2001, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative as at the date of the AGM. This amounts to approximately 7.2 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 9 – LEGAL PROCEEDINGS

During the course of its normal business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Currently such disputes exist with, among other entities, Sunonwealth Electric Machine Industry Co. (a patent infringement action pending in the Northern District of California), under which Creative has a contractual right of indemnity from Adda Corporation and the Lemelson Foundation (an action that involved patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including IBM and Lucent. Creative believes it has valid defenses to the various claims and counterclaims asserted against it. However, should any of these plaintiffs prevail in their claims or counterclaims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 10 – RESTRUCTURING AND OTHER CHARGES

In relation to the restructuring exercise conducted in March 2001, all the affected employees had separated from the Company. Facility exit costs primarily include lease termination and unutilized capacity costs. The following table displays the movements of the accruals established for employee separation and facility exit costs for the quarter ended March 31, 2002 (US$'000):

	As of December 31, 2001	Amounts Paid	Adjustments for Over Accruals	As of March 31, 2002
Employee separation costs	$ 53	$ (46)	$ (7)	$ -
Facility exit costs	1,153	(102)	-	1,051
Total	**$ 1,206**	**$ (148)**	**$ (7)**	**$ 1,051**

The adjustments for over accruals of $7,000 were reversed to the selling, general and administrative expenses.

NOTE 11 – MINORITY INTEREST

Creative completed the repurchase of the 5.0 million convertible preference shares issued by one of its subsidiaries for $10.0 million cash during the quarter. The shares were originally issued in May 2000 at $4.50 per share providing net proceeds of $22.5 million. The excess carrying value over the repurchase price paid of $11.8 million was credited to additional paid in capital.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth herein (including all references to future financial performance, products and marketing efforts) are forward-looking statements within the meaning of the "safe harbor" provisions of The Private Securities Litigation Reform Act of 1995. Readers of this Form 6-K are cautioned not to place undue emphasis or reliance on these forward-looking statements which reflect management's analysis, judgement, belief or expectation only as of the date of this Form 6-K. These forward-looking statements are subject to certain assumptions, risks and uncertainties that could cause actual results to differ materially from those set forth or implied in the forward looking statements. Such assumptions, risks and uncertainties include, among others: possible disruption in commercial activities, occasioned by terrorist activity and armed conflict which may, among other things, result in delays in, or damage to, the manufacture, shipment, or storage of Creative's products, or customers delaying or canceling purchasing decisions as a result of increased broad economic and safety concerns; the timely development, ramp, shipment, delivery, and market acceptance of new products, including Creative's next generation of audio and personal digital entertainment appliances; the increasing proliferation of sound functionality in new products from new and existing competitors and at the application software, chip and operating system levels; further deterioration of the System Integrator markets and failure of the System Integrators or OEMs to adopt Creative's products; the cost-cutting measures Creative has taken and plans to take may be insufficient or may fail to achieve the anticipated cost reduction benefits; deterioration of the global stock market and overall reduction in demand for computer systems, peripherals and related products in general, and Creative's products specifically; increased exposure to excess and obsolete inventory; higher overhead costs as a percentage of revenue; reduction or cancellation of sales orders for Creative products or other unexpected or unplanned events that could cause Creative to miss its revenue guidance, operating expense projections or negatively impact its margins; reductions in the market value of products sold by Creative, including increases in inventory or declines in demand or prices for storage devices, digital entertainment appliances, board and chip-level products, software, speakers, and other products; reductions in revenues and gross margins due to numerous factors, including declines in average selling prices of Creative's products, failure to reduce costs and increased inventories and pricing pressure from competitors; potential fluctuations in quarterly results due to the seasonality of Creative's business and the difficulty of projecting such fluctuations; the vulnerability of certain markets to current and future currency fluctuations, including the exchange rate of the Euro; labor shortages or work stoppages; credit shortages; effects of restricted fuel availability and rising costs of fuel; Creative's reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative's ability to meet customer demand; Creative's ability to protect its proprietary rights; the volatility of share prices for companies in Creative's industry and the effect of those prices or other events beyond Creative's control, including acts of war, terrorist attacks, or adverse changes in general economic conditions; further fluctuations in the value and liquidity of Creative's investee companies, including any losses that may result from the increased volatility for technology stocks and potential price reductions of carrying values of our investee companies; and other risk factors described herein, in Creative's press release announcing the signing of the definitive agreement to acquire 3Dlabs dated March 11, 2002, and in Creative's filings with the Securities and Exchange Commission over the past twelve months, including without limitation, Creative's Form 20-F dated October 10, 2001. Creative urges you to consider all such factors. Creative undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative's unaudited quarterly results for the eight quarters ended March 31, 2002, together with the percentage of sales represented by such results. Consistent with the PC peripherals market, due to consumer buying patterns, demand for Creative's products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year. In management's opinion, these results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative's business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$'000 except per share data)							
	Mar 31 2002	Dec 31 2001	Sep 30 2001	Jun 30 2001	Mar 31 2001	Dec 31 2000	Sep 30 2000	Jun 30 2000
Sales, net (1)	$ 193,385	$ 249,506	$ 180,442	$ 233,315	$ 262,009	$ 426,576	$ 304,168	$ 307,359
Cost of goods sold	129,209	167,353	124,529	170,211	199,622	313,069	211,334	212,739
Gross profit	**64,176**	**82,153**	**55,913**	**63,104**	**62,387**	**113,507**	**92,834**	**94,620**
Operating expenses:								
Selling, general and administrative (1)	38,737	45,143	43,427	48,237	54,664	69,614	57,902	59,368
Research and development	8,412	9,480	9,608	12,431	11,380	15,115	15,096	16,460
Other charges (2)	-	-	-	-	22,814	-	-	20,000
Operating income (loss)	**17,027**	**27,530**	**2,878**	**2,436**	**(26,471)**	**28,778**	**19,836**	**(1,208)**
Net gain (loss) from investments	128	728	(16,425)	(75,988)	(75,360)	507	2,351	19,211
Interest income (expense) and other, net	151	1,291	1,424	183	1,090	2,055	(912)	1,055
Income (loss) before income taxes and minority interest	**17,306**	**29,549**	**(12,123)**	**(73,369)**	**(100,741)**	**31,340**	**21,275**	**19,058**
Provision for income taxes	(1,703)	(2,753)	(230)	-	-	(4,624)	(3,785)	(2,004)
Minority interest in (income) loss	(423)	(489)	(495)	(71)	(289)	(241)	132	349
Net income (loss)	**$ 15,180**	**$ 26,307**	**$ (12,848)**	**$ (73,440)**	**$ (101,030)**	**$ 26,475**	**$ 17,622**	**$ 17,403**
Basic earnings (loss) per share	$ 0.21	$ 0.36	$ (0.17)	$ (0.94)	$ (1.27)	$ 0.34	$ 0.22	$ 0.21
Weighted average ordinary shares outstanding ('000)	72,134	72,366	73,854	78,084	79,299	78,964	79,848	81,367
Diluted earnings (loss) per share	$ 0.20	$ 0.36	$ (0.17)	$ (0.94)	$ (1.27)	$ 0.33	$ 0.21	$ 0.20
Weighted average ordinary shares and equivalents outstanding ('000)	76,323	73,664	73,854	78,084	79,299	81,180	84,151	87,605

	Unaudited data for quarters ended (as a percentage of sales)							
	Mar 31 2002	Dec 31 2001	Sep 30 2001	Jun 30 2001	Mar 31 2001	Dec 31 2000	Sep 30 2000	Jun 30 2000
Sales, net (1)	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Cost of goods sold	67	67	69	73	76	73	70	69
Gross profit	**33**	**33**	**31**	**27**	**24**	**27**	**30**	**31**
Operating Expenses:								
Selling, general and administrative (1)	20	18	24	21	21	16	19	19
Research and development	4	4	5	5	4	4	5	5
Other charges (2)	-	-	-	-	9	-	-	7
Operating income (loss)	**9**	**11**	**2**	**1**	**(10)**	**7**	**6**	**-**
Net (loss) gain from investments	-	-	(9)	(32)	(29)	-	1	6
Interest income (expense) and other, net	-	1	-	-	1	-	-	-
Income (loss) before income taxes and minority interest	**9**	**12**	**(7)**	**(31)**	**(38)**	**7**	**7**	**6**
Provision for income taxes	(1)	(1)	-	-	-	(1)	(1)	(1)
Minority interest in (income) loss	-	-	-	-	-	-	-	-
Net income (loss)	8 %	11 %	(7) %	(31) %	(38) %	6 %	6 %	5 %

1. For the quarter ended March 31, 2002, Creative has adopted Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products." EITF 01-9 provides that consideration from a vendor to a reseller of the vendor's products is generally presumed to be an adjustment to the selling prices of the vendor's products and, therefore, should be classified as a reduction of revenue. Creative had previously classified certain consideration paid to distributors and resellers of its products as selling, general and administrative expense, which under the new EITF 01-9 would have to be accounted as a reduction of revenue. Creative has reclassified these expenses from selling, general and administrative expense to a reduction of revenue for the prior periods to conform to the current quarter's presentation. The reclassification has no impact on the operating income (loss) as reported. The amount reclassified from selling, general and administrative expense to reduction of revenue for eight quarters are as follows (US$'000):

	Mar 31 2002	Dec 31 2001	Sep 30 2001	Jun 30 2001	Mar 31 2001	Dec 31 2000	Sep 30 2000	Jun 30 2000
Reclassification	977	1,432	1,812	863	1,021	450	200	356

2. Restructuring and other charges for the quarter ended March 31, 2001 includes $8.4 million in restructuring charges, fixed assets impairment write-downs of $3.2 million and write-off of other assets acquired from Aureal amounting to $11.2 million. For the quarter ended June 30, 2000, other charges of $20.0 million relates to the settlement of all outstanding litigation claims between Aureal and Creative.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon Creative's Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements:

Revenue recognition;
Allowances for doubtful accounts, returns and discounts;
Valuation of inventories;
Valuation of investments;
Valuation of goodwill, other intangible assets and other long-lived assets;
Restructuring costs and accruals for excess facilities;
Assessment of the probability of the outcome of current litigation; and
Accounting for income taxes.

REVENUE RECOGNITION

Revenue from product sales is recognised when title and risk of loss transfers to the customer which, depending on the sales terms, occurs when products are shipped to or are received by the customers. Allowances are provided for estimated returns, discounts and warranties. Management analyzes historical returns current economic trends and changes in customer demand and acceptance of its products when evaluating the adequacy of the sales returns allowance. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates. Creative may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Significant management judgements and estimates must be used in connection with establishing these allowances in any accounting period. If market conditions were to decline, the Company may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

ALLOWANCES FOR DOUBTFUL ACCOUNTS, RETURNS AND DISCOUNTS

Creative establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of its customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience. Management performs ongoing credit evaluations of customers' financial condition and uses letters of credit in certain circumstances. Credit insurance coverage is obtained when coverage is available. However, Creative often is not able to procure credit insurance coverage for all customers as insurers have excluded certain customers and geographic markets. In the event actual returns, discounts and bad debts differ from these estimates, or Creative adjust these estimates in future periods, its operating results and financial position could be adversely affected.

VALUATION OF INVENTORIES

Creative states inventories at the lower of cost or market. Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. Evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels. In the event that Creative adjusts its estimates, such as forecasted sales and expected product lifecycles, its operating results and financial position could be adversely affected.

VALUATION OF INVESTMENTS

Creative holds equity investments in various companies from less than 1% to 100% of the issuer's outstanding capital stock. Investments which Creative acquires more than 50% of the outstanding capital stock, or which are under Creative's effective control are treated as investments in subsidiaries, and the balance sheets and results of operations are fully consolidated after making allowance for any minority interests. Companies in which Creative's investments total between 20% and 50% of such company's capital stock are treated as associated companies and recorded on an equity basis, whereby the cost of investment is adjusted to recognise Creative's share of all post acquisition results of operations.

As for investments of less than 20%, non-quoted investments are carried at cost, less provisions for permanent impairment where necessary, and quoted investments are reported at fair value with the unrealised gains and losses included as a separate component of shareholders' equity. The investment portfolio is monitored on a periodic basis for impairment. Creative's investments in these companies are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never develop. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates, liquidation values, the values of recent rounds of financing, or quoted market prices of comparable public companies.

In order to determine whether a decline in value is other-than-temporary, Creative evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition of and business outlook for the company, including key operational and cash flow metrics, current market conditions and future trends in the company's industry, and the company's relative competitive position within the industry; and Creative's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

VALUATION OF GOODWILL, OTHER INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

Creative assesses goodwill, other intangible assets, and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. When management determines that the carrying value of goodwill, other intangible assets and other long-lived assets may not be recoverable, impairments are measured by using the projected discounted cash flow method to determine fair value with a discount rate that commensurate with the risk inherent in Creative's current business.

RESTRUCTURING COSTS AND ACCRUALS FOR EXCESS FACILITIES

In accordance with the provisions of Emerging Issues Task Force, or EITF, No.94-3, "Accounting for Restructuring Charges," and Staff Accounting Bulletin No.100, "Restructuring and Impairment Charges," Creative records restructuring costs when it commits to an exit plan and significant changes to the exit plan are not likely. The estimated loss on facilities which Creative intends to sublease is based on estimates of the timing and amount of sublease income. Creative reassesses this liability quarterly based on market conditions. Revisions to the estimates of this liability could materially impact Creative's operating results and financial position in future periods if anticipated events and key assumptions, such as the timing and amounts of sublease rental income do not materialize or change.

ASSESSMENT OF THE PROBABILITY OF THE OUTCOME OF CURRENT LITIGATION

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Based on the management's review of the pending or threatened litigation, management believes that the Company has meritorious defense and accordingly no loss contingencies have been accrued.

ACCOUNTING FOR INCOME TAXES

In preparation of the financial statements, Creative estimates its income taxes for each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as reserves and accruals for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Creative's consolidated balance sheet. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and future taxable income for purposes of assessing the ability to realize any future benefit from its deferred tax assets. A full valuation allowance has been recorded for Creative's deferred tax assets at June 30, 2001, as management believes substantial uncertainty exists regarding the realizability of these assets.

The Singapore corporate income tax rate is currently at 24.5%, the rate at which Creative is providing taxes on Singapore income. Creative has applied for a separate and new Pioneer Certificate covering a new range of products. If Creative is awarded this new Pioneer Certificate, the effective tax rate will be reduced as profits from qualified products under the new Pioneer Certificate will be exempted from tax in Singapore.

In the event that actual results differ from these estimates or Creative adjust these estimates in future periods, its operating results and financial position could be materially affected.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Sales for the third quarter of fiscal 2002 (Q3/02) decreased by 26%, compared to the same quarter (Q3/01) in the prior fiscal year. The substantially lower revenues in this quarter, was a result of the strategic shift of focusing Creative on its core products and de-emphasizing the lower margin products and the difficult economic climate. Audio product sales (Sound Blaster audio cards and chipsets) in Q3/02 decreased by 38% compared to Q3/01, and as a percentage of sales, it represented 39% in Q3/02 versus 47% in Q3/01. The decline was largely due to lower sales from the older models of low-end sound cards to the system integration market. Sales of speakers increased by 22% and also represented 22% of sales in Q3/02 compared with Q3/01, when it represented 13% of sales, primarily due to the introduction of new models of multi-media speakers. Sales of PDE products, which includes digital audio players and digital cameras decreased by 18% but represented 8% of sales in Q3/02, compared to 7% of sales in Q3/01. Sales of multimedia upgrade kits, including data storage kits decreased by 84% to 4% of sales in Q3/02, compared to 19% of sales in the same quarter in the prior fiscal year. This decline is in line with Creative's current business strategy of de-emphasizing the lower margin products. Sales of graphics and video products increased by 116% and represented 7% of sales in Q3/02, compared to Q3/01, when they represented 3% of sales. Sales of other products, which includes communication products, music products, accessories and other miscellaneous items, increased by 31% and represented 20% of sales in Q3/02, compared to 11% in Q3/01. The biggest contribution was from communication products category relating to sales of broadband digital modems.

Gross profit, as a percentage of sales, was 33% in Q3/02 compared to 24% in Q3/01. This improvement in gross profit was primarily a result of the strategic shift in business, with emphasis on the higher margin core audio, speakers and PDE products.

Selling, general and administrative expenses declined by 29% in Q3/02 compared to Q3/01, primarily due to management's on-going cost cutting efforts to correspond to the revised revenue expectations. As a percentage of sales, selling, general and administrative expenses were 20% in Q3/02, compared to 21% in Q3/01. Creative's research and development expenses as a percentage of sales remained unchanged at 4% of sales in Q3/02, compared to Q3/01.

Included in the results of Q3/01 were restructuring and other charges totaling $22.8 million. This included a restructuring charge of $8.4 million, $3.2 million write-downs of fixed assets and write-off of other assets acquired from Aureal amounting to $11.2 million. See Note 10 of "Notes to Consolidated Financial Statements."

Net investment gain was $0.1 million in Q3/02 compared to a loss of $75.4 million in Q3/01 which comprised $77.0 million write-down of investments, offset partially by a net gain of $1.6 million from sales of investments and marketable securities. Interest and other income decreased by $0.9 million to $0.2 million in Q3/02 compared to $1.1 million in Q3/01. These were primarily due to a decline in interest income by $0.6 million and an increased in exchange loss by $0.3 million. The lower interest income was attributed to lower interest rates.

Creative's provision for income taxes for the three months ended March 31, 2002 was at 0.9% of sales. There were no additional provisions for income taxes in Q3/01 due to operating losses incurred during the quarter. Tax provision as a percentage of income before taxes and minority interest excluding net gain from investments for Q3/02 was 9.9%.

Nine Months Ended March 31, 2002 Compared to Nine Months Ended March 31, 2001

Sales for the nine months of fiscal 2002 decreased by 37% compared with the nine months of the corresponding period in the prior fiscal year. The substantially lower revenues was a result of the strategic shift of focusing Creative on its core products and de-emphasizing the lower margin products and the difficult economic climate. Audio product sales (Sound Blaster audio cards and chipsets) has declined by 29% but as a percentage of total sales, increased to 46% of sales in the nine-month period ended March 31, 2002, compared to 41% of sales in the comparable period in the prior fiscal year. Sales of speakers increased by 14% for the nine months of fiscal year 2002 compared to the same period in the prior fiscal year, primarily due to introduction of new models of multi-media speakers. As a percentage of total sales, speaker sales increased from 11% to 21% of total sales. Sales of PDE products, which include digital audio players and digital cameras, decreased by 44% to 8% of total sales in the nine-month period ended March 31, 2002, compared with the period ended March 31, 2001, when they represented 10% of total sales. MMUK sales, which also includes data storage products, were 6% of total sales in the nine-month period ended March 31, 2002, compared with the nine-month period ended March 31, 2001, when it represented 22% of total sales. The reduction in MMUK sales by 84% is in line with Creative's current business strategy of de-emphasizing the lower margin products. Similarly in line with this current strategy, sales of video and graphics products decreased by 58% and represented 5% of total sales for the nine-month period ended March 31, 2002, compared with 7% in the corresponding period of prior year. Sales of other products, which includes accessories, music products, communication products and other miscellaneous items as a percentage of total sales was 14% of total sales in the nine-month period ended March 31, 2002 compared with 9% in the corresponding period last year.

Gross profit for the nine-month period ended March 31, 2002 has increased to 32% of total sales, compared to 27% in the nine-month period ended March 31, 2001. This improvement in gross profit was primarily a result of the strategic shift in business, with emphasis on the core audio, speakers and PDE products.

Selling, general and administrative expenses ("SG&A") declined by 30% in the nine-month period ended March 31, 2002 compared to the same period in the prior fiscal year primarily due to management's cost cutting efforts to correspond to the revised revenue expectations. As a percentage of sales, SG&A were 20% of sales for the nine-month period ended March 31, 2002 and 18% for the same period in the prior fiscal year. Research and development expenses for the nine-month period ended March 31, 2002 and March 31, 2001 remained unchanged at 4% of sales.

Included in the results of the nine months of fiscal 2001 were restructuring and other charges totaling $22.8 million. This included a restructuring charge of $8.4 million, $3.2 million write-downs of fixed assets and write-off of other assets acquired from Aureal amounting to $11.2 million. See Note 10 of "Notes to Consolidated Financial Statements."

Net investment loss of $15.6 million for the nine-month period ended March 31, 2002 comprised $20.0 million write-downs of investments, offset partially by a $4.4 million net gain from sales of investments and marketable securities. Net investment loss of $72.5 million for the corresponding nine-month period ended March 31, 2001, included $124.7 million write-downs of investments, offset by $52.2 million net gains from sale of investments and marketable securities. Interest and other income increased by $0.6 million in the nine months of fiscal 2002 compared to fiscal 2001. The increase was primarily due to an exchange gain of $0.5 million in fiscal 2002 versus an exchange loss of $3.6 million in fiscal 2001, offset partially by lower interest income resulting from lower interest rates and average cash balances.

Creative's provision for income taxes for the nine-month period ended March 31, 2002 and March 31, 2001 remained unchanged at 0.8% of sales. Tax provision as a percentage of income before taxes and minority interest excluding net gains from sale of investments decreased from 34% for the nine months of fiscal year 2001 to 9% for the nine months of fiscal year 2002. This reduction was primarily due to changes in the mix of taxable income arising from various geographical regions and utilization of non Singapore net operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of March 31, 2002 increased by $27.4 million to $195.6 million, compared to the balance of $168.2 million at June 30, 2001. Cash generated by operating activities of $87.5 million were partially offset by cash used in investing activities of $18.1 million and financing activities of $42.0 million. The positive cash inflow was mainly contributed by $39.3 million reductions in inventory which was consistent with the reductions in sales, $10.8 million reductions in account receivable, $13.3 million proceeds from sale of quoted investments and $6.8 million proceeds from exercise of share options. Cash used includes a $20.9 million decrease in accrued and other liabilities, $7.1 million reductions in income taxes payable, $6.6 million for capital expenditure, $23.6 million for purchase of certain strategic investments including $15.9 million for additional convertible notes in 3Dlabs, $10.0 million to buyout preference shares issued by one of its subsidiary, $18.0 million to purchase and retire 2.7 million of Creative's ordinary shares (see "Notes to the Consolidated Financial Statements - Note 8: Share Repurchases") and $18.0 million for dividends payment.

As of March 31, 2002, in addition to the cash reserves and excluding the term loan, Creative had unutilized credit facilities totaling approximately $113.3 million for overdrafts, guarantees and letters of credit. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with Creative's existing product range. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative's operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of March 2002:

		Payments Due by Period ($'000)			
Contractual Obligations	**Total**	**Less than 1 year**	**1 to 3 years**	**4 to 5 years**	**After 5 years**
Long Term Debt	$ 19,244	$ 19,244	$ -	$ -	$ -
Capital Lease Obligations	260	64	98	98	-
Operating Leases	46,586	9,155	19,115	4,936	13,380
Total Contractual Cash Obligations	**$ 66,090**	**$ 28,463**	**$ 19,213**	**$ 5,034**	**$ 13,380**

In addition to the above obligations and commitments, Creative has from time to time, placed contracts to suppliers for purchase of materials and for subcontract manufacturing of its components and finished goods as part of its normal course of business. As of March 31, 2002, Creative has utilized approximately $3.2 million of guarantees and letters of credit.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. Adoption of SFAS 144 is not expected to have a material impact on Creative's consolidated financial statements.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 will be adopted for Creative's fiscal year beginning July 1, 2002. Adoption of SFAS 143 is not expected to have a material impact on the consolidated financial statements.

In July 2001, the FASB issued SFAS 141 and SFAS 142, "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. In connection with the adoption of SFAS 142, the Company will be required to perform a transitional goodwill impairment assessment. Adoption of these statements is not expected to have a material impact on the consolidated financial statements.

In December 1999, the Securities and Exchange Commission's ("SEC") staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. Creative adopted SAB No. 101 effective from the first quarter of fiscal year 2001. There was no material impact from the adoption of this statement on Creative's consolidated financial statements.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative's investments in marketable equity securities and quoted investments, based on a sensitivity analysis of the balance as of March 31, 2002, would have a $7.6 million adverse effect on Creative's results of operations and financial position. Creative's results of operations for the nine months period ended March 31, 2002 included $20.0 million of losses from write-downs of quoted and unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative's anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative's future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:
The functional currency of Creative and most of its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at March 31, 2002. Included in interest and other expenses for the three and nine months period ended March 31, 2002, are exchange loss of $0.4 million and exchange gains of $0.5 million, respectively.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at March 31, 2002, expressed in US$ per one S$ and Euro were 0.5437 and 0.8733, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

....

Ng Keh Long
Chief Financial Officer
Date: May 8, 2002